EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

June 16, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO MINE REOPENING UPDATE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") is pleased to report that the dewatering operation of the Avino mine was completed as of May 28, 2014. This operation was initiated on November 24th, 2012 for a total of 482 days.  During this period, a total of 1,013,069 cubic metres of acidic water were pumped and treated for the removal of base metals using lime. The treated water, which met agricultural standards for discharge was used for mill processes and the excess was gravity fed to the company built La Caricol dam; sludge from the water treatment was disposed of in the tailings storage facility.

“We are excited to be entering the final phase of our current expansion on time and on budget. The expansion will significantly increase our precious metal output starting in the fourth quarter. Avino will continue to grow rapidly and become a successful low-cost producer vaulting to mid-tier status in 2015.”

-David Wolfin, President & CEO, Avino Silver & Gold Mines Ltd.

With the mine dewatering complete, rehabilitation work on the ramp and the mining area of level 11.5 has commenced. Broken mineralized material that was blasted and ready for haulage in 2001 have been identified. This material has been sampled and assayed in the mine laboratory to determine grade and will be hauled to the surface stockpiles if deemed viable for processing. Service piping for air and water, together with the electrical cables are being strung to prepare for mining.

A building to house a one Megawatt generator and air compressor has undergone the necessary repairs and is nearing completion. This equipment which is in stock has been ordered from Caterpillar/Maqsa using the credit facility. The equipment is now ready for installation upon the completion of the building repairs. The generator will supply underground power for the jumbo, ventilation fans and mine pumps. The air compressor will supply compressed air for the drills and the shotcrete machine for ground control.

A new jumbo and scoop for production mining are now on site and will be put into operation once all the services are in place.

Caterpillar/Maqsa who have been commissioned to construct the power line to supply power from the CFE grid to mill circuit 3 have advised us that they are on schedule to have grid power available by the fourth quarter of this year provided there are no delays in the permitting process or with the landowners affected by the power line. Ongoing discussions have been amicable.

In the process plant, efforts are underway to ensure all the long lead items will be delivered on time as per the supplier’s schedule.

•	Crushing plant screens - June delivery
•	Mill clutch and starter - July delivery
•	40ft Thickener Mechanism - June delivery
•	Filter Press - equipment being packaged for delivery from Italy - August delivery

Based on the above delivery schedules, the Company is confident Circuit #3 will be ready as noted in our project schedule in the fourth quarter of this year.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release but are not responsible for other info.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

"David Wolfin"
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.